FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 July 2012

HSBC HOLDINGS PLC 2012 INTERIM RESULTS
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Douglas Flint, Group Chairman; Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at www.hsbc.com. Full details of how to access the conference call appear below and details of how to access the webcast can be found at: http://www.hsbc.com/1/2/investor-relations/financial-info.

http://www.rns-pdf.londonstockexchange.com/rns/7734I_-2012-7-30.pdf

Time: 06.30 (in New York); 11.30 (in London); 18.30 (in Hong Kong).

Conference call access numbers:
Restrictions may exist when accessing free phone / toll free numbers using a mobile telephone.

Passcode: HSBC

	Toll	Toll free
UK & International	+44 (0) 1452 322 937	0800 0730 691
US	+1 631 514 2514	1866 551 8630
Hong Kong	+852 3071 5061	8009 304 52

Replay access details (available until 30 August 2012)
Passcode: 98406367#

	Toll	Toll free
UK	+44 (0) 845 245 5205	0800 953 1533
International	+44 (0) 1452 55 00 00
US		1866 247 4222
Hong Kong		800 901 393

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 July 2012